WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

January 31, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust; SEC File Nos. 333-132380 and 811-21864; Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), WisdomTree Trust (the “Trust”), on behalf of its series WisdomTree Dynamic Currency Hedged Emerging Markets Equity Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 485 (“PEA No. 485”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-15-380778) on November 18, 2015, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act.

The withdrawal of PEA No. 485 is requested because the Trust has determined not to move forward with the offering of the Fund as a series of the Trust.

No securities were sold in connection with this offering.

Please feel free to contact me at 917- 267-3721 with any questions or comments.

Sincerely,

/s/ Ryan Louvar
Ryan Louvar
Secretary